Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004
Including Interest on Deposits
Earnings:
Earnings before income taxes	(23,924)	(53,515)	44,410	43,589	39,894	33,678
Fixed charges and preference dividends	41,670	97,148	100,405	69,851	45,342	30,041
Earnings	17,746	43,633	144,815	113,440	85,236	63,719
Fixed Charges:
Interest expense	39,940	97,148	100,405	69,851	45,342	30,041
Preference dividends and discount accretion	1,730
Interest portion of net rental expense	—	—	—	—	—	—
Total interest expense	41,670	97,148	100,405	69,851	45,342	30,041
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	0.43	0.45	1.44	1.62	1.88	2.12

Excluding Interest on Deposits
Earnings:
Earnings before income taxes	(23,924)	(53,515)	44,410	43,589	39,894	33,678
Fixed charges and preference dividends	7,355	15,940	16,208	14,805	11,404	8,605
Earnings	(16,569)	(37,575)	60,618	58,394	51,298	42,283
Fixed Charges:
Interest expense	5,625	15,940	16,208	14,805	11,404	8,605
Preference dividends and discount accretion	1,730
Interest portion of net rental expense	—	—	—	—	—	—
Total interest expense	7,355	15,940	16,208	14,805	11,404	8,605
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(3.25)	(3.36)	3.74	3.94	4.50	4.91